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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Westaff, Inc.
(Name of Issuer)
Common stock, $0.01 per share
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
W. Robert Stover
298 North Wiget Lane
Walnut Creek, California 94598
(925) 930-5337

Copy to:

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
(650) 849-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,304,082(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,304,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,304,082(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.95%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 3,246,536 shares of common stock of Westaff, Inc. held by the Stover Revocable Trust dated November 16, 1998, as amended, and 3,057,546 shares of common stock of Westaff, Inc. held by the Stover 1999 Charitable Remainder Unitrust dated 4/21/99.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998 as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,246,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,246,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,246,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.55%(1)

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,057,546

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,057,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,057,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.41%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: The Stover Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		40,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.24%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Amy Stover-Newton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		106,560

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		106,560

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	106,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		541,144

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		541,144

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	541,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.26%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		573,435

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		573,435

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	573,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		136,468(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		136,468(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,468(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.82%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) US Bank, N.A., Co-Trustee of the Susan J. Stover GST Irrevocable Trust, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by the Susan J. Stover GST Irrevocable Trust.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover, as Co-Trustee of The Stephen R. Stover Irrevocable Trust as amended 3/28/96

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,211(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,211(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,211(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.60%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) AST Capital Trust, Co-Trustee of the Stephen R. Stover Irrevocable Trust as amended 3/28/96, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by The Stephen R. Stover Irrevocable Trust as amended 3/28/96.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Waynesburg College

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		105,356

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,356

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,211

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Presbyterian Lay Committee, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,540

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

INTRODUCTION
This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2007, amended on March 15, 2007, April 3, 2007 and May 3, 2007 (as so amended, the “Schedule 13D”), by W. Robert Stover, The Stover Revocable Trust dated November 16, 1988, as amended, The Stover Foundation, The Stover 1999 Charitable Remainder Unitrust dated 4/21/99, Amy Stover-Newton, Stephen Stover, Susan Stover, The Susan J. Stover GST Irrevocable Trust, The Stephen R. Stover Irrevocable Trust as amended 3/28/96, Waynesburg College and Presbyterian Lay Committee, Inc. (collectively, the “Reporting Persons”) relates to the common stock, par value $0.01, of Westaff, Inc. Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Schedule 13D.
This Amendment hereby amends the Schedule 13D as follows:
     Item 4 is hereby amended to add the following supplemental information:
          On June 29, 2007, at the Stockholders Meeting, the stockholders of the Issuer voted in favor of (a) ratifying the appointments of Gerald E. Wedren and John G. Ball as Class I directors, John R. Black and Michael R. Phillips as Class II directors, and Michael T. Willis as a Class III director, and (b) the amendment to the Certificate of Incorporation of the Issuer to permit any stockholder that beneficially owns twenty percent (20%) or more of the total voting power of the Issuer’s outstanding voting securities to call a special meeting of the Issuer’s stockholders.
          Pursuant to the Governance Agreement, immediately after the Stockholders Meeting on June 29, 2007, Mr. Stover tendered to the Issuer his resignation as Chairman of the Board, a director, and as an employee of the Issuer, and the Issuer and Mr. Stover entered into a mutual general release agreement (the “Mutual Release”). The Mutual Release provides among other things that:
               (a) (i) Mr. Stover, for himself and for and on behalf of certain related persons (the “Stover Parties”), fully releases, promises not to sue, and forever discharges the Issuer and certain of its related persons (the “Issuer Parties”) from any and all claims that Mr. Stover or certain related persons had or may ever have against the Issuer or any other Issuer Party arising out of (w) Mr. Stover’s status and rights as an employee of the Issuer or any other Issuer Party (including the termination of the Employment Agreement dated January 1, 1999 between Mr. Stover and the Issuer), (x) a stockholder of the Issuer (including the sale of the Sold Shares by the Reporting Person pursuant to the Purchase Agreement), and (y) member or Chairman of the Board of the Issuer or any other Issuer Party and (z) any act, omission, or transaction with or related to the Issuer or any such related persons occurring on or before the effective date and (ii) Mr. Stover, for himself and for and on behalf of certain related persons, irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against the Issuer or any other Issuer Party based upon any matter purported to be released in the Mutual Release;
               (b) (i) the Issuer, for itself and on behalf of the other Issuer Parties, fully releases, promises not to sue, and forever discharges the Stover Parties from any and all claims that the Issuer Parties had or may ever have against Mr. Stover or any other Stover Party arising out of (w) Mr. Stover’s status and rights as an employee of the Issuer or any other Issuer Party (including the termination of the Employment Agreement dated January 1, 1999 between Mr. Stover and the Issuer), (x) a stockholder of the Issuer (including the sale of the Sold Shares by the Reporting Person pursuant to the Purchase Agreement), and (y) member or Chairman of the Board of the Issuer or any other Issuer Party and (z) any act, omission, or transaction with or related to the Issuer or any other Issuer Party occurring on or before the effective date and (ii) the Issuer, for itself and for and on behalf of the other Issuer Parties, irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against Mr. Stover or any other Stover Party based upon any matter purported to be released in the Mutual Release;
               (c) Mr. Stover agrees that he will not make, and will not directly or indirectly encourage any other person or entity to make, any statement, comment, or representation that has the tendency to disparage or defame the Issuer or any other Company Party, or their respective business practices, products, services, officers, directors, employees, or general business reputation; and
               (d) The Issuer agrees that neither it nor any affiliate of the Issuer (other than Stover) will make, or directly or indirectly encourage any other person or entity to make, any statement, comment, or representation that has the tendency to disparage or defame Mr. Stover or any other Stover Party, or their respective business practices, products, services, officers, directors, employees, or general business reputation.
          The foregoing summary of the Mutual Release is qualified in its entirety by the full text of the Mutual Release, a complete and accurate copy of which is attached hereto as Exhibit 99.6, and incorporated in its entirety in this Item 4 by reference.
          The Representation Event as defined in the Purchase Agreement occurred immediately after the Stockholders Meeting. As a consequence of the occurrence of the Representation Event, (a) each Promissory Note matured, (b) DelStaff’s perfected first and only lien on the Deposit automatically terminated and all right, title, benefit, and interest in and to the cash proceeds in the Deposit reverted to the appropriate Reporting Person and (c) the Put Option automatically expired.
          On or shortly after June 29, 2007, DelStaff paid to the Reporting Persons a total of $25,042,166.58, which consisted of the principal amount of the Promissory Notes and the accrued interest on such notes, and the bank holding the Deposit released a total of $8,256,151.54 in the Deposit, which consisted of the cash proceeds originally deposited into such bank and accrued interest on such proceeds. The final amounts of the Promissory Notes and the cash proceeds paid to each appropriate Reporting Person are as follows:

				Total
Name	Sold Shares	Cash Proceeds	Promissory Notes	Consideration
Stover Revocable Trust dated November 16, 1998 as amended	3,246,536	$3,378,615.31	$10,247,855.43	$13,626,470.74
The Stover Foundation	40,600	$42,251.74	$128,155.96	$170,407.70
Stover 1999 Charitable Remainder Unitrust dated 4/21/99	3,057,546	$3,181,936.59	$9,651,298.91	$12,833,235.50
Amy Stover-Newton	106,560	$110,895.20	$336,362.04	$447,257.24
Stephen R. Stover	541,144	$563,159.44	$1,708,148.46	$2,271,307.90
Susan J. Stover	573,435	$596,764.15	$1,810,076.65	$2,406,840.80
Susan J. Stover GST Irrevocable Trust	136,468	$142,019.95	$430,768.16	$572,788.11
The Stephen R. Stover Irrevocable Trust as amended 3/28/96	100,211	$104,287.90	$316,321.11	$420,609.01
Waynesburg College	105,356	$109,642.21	$332,561.55	$442,203.76
Presbyterian Lay Committee, Inc.	25,540	$26,579.05	$80,618.30	$107,197.35
Total	7,933,396	$8,256,151.54	$25,042,166.58	$33,298,318.12
     Item 6 is hereby amended to add the following supplemental information:

          The summary of the Mutual Release contained in Item 4 is incorporated herein by reference. Such summary is qualified in its entirety by the full text of the Mutual Release, a complete and accurate copy of which is attached hereto as Exhibit 99.6, and incorporated in its entirety in this Item 6 by reference.
     Item 7 of the Schedule 13D is hereby amended to add the following Exhibit:
Exhibit 99.6 Mutual General Release Agreement, dated as of June 29, 2007, between W. Robert Stover and the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2007

/s/ W. Robert Stover
W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1968, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

/s/ Joan C. Stover
Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1968, as amended

/s/ Parker T. Williamson
Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

THE STOVER FOUNDATION
By:	W. Robert Stover
W. Robert Stover
Vice President, Treasurer and Director

/s/ Amy Stover-Newton
Amy Stover-Newton

/s/ Stephen R. Stover
Stephen R. Stover

/s/ Stephen R. Stover
Stephen R. Stover, as Co-Trustee of the Steven R. Stover Irrevocable Trust as Amended 3/28/96

/s/ Susan J. Stover
Susan J. Stover

/s/ Susan J. Stover
Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

WAYNESBURG COLLEGE
By:	/s/ Roy Barnhart
Roy Barnhart
Vice President, Business and Finance

PRESBYTERIAN LAY COMMITTEE, INC.
By:	/s/ Stephen G. Brown
Stephen G. Brown
Chief Executive Officer